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Deanna L. Kirkpatrick

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 701 5135 fax deanna.kirkpatrick@davispolk.com

April 4, 2016

Re:	BATS Global Markets, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 7, 2016
File No. 333-208565

Tom Kluck
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0404

Dear Mr. Kluck:

On behalf of BATS Global Markets, Inc. (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended, and Rule 101(a) of Regulation S-T, we are submitting for filing Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) in electronic format relating to shares of Common Stock, par value $0.01 per share (including shares of Common Stock subject to the underwriters’ option to purchase additional shares), marked to show changes from Amendment No. 2 to the Registration Statement on Form S-1 as filed on March 7, 2016 with the Securities and Exchange Commission (the “Commission”).  Amendment No. 3 is being filed with the Commission in response to comments received from the staff of the Commission (the “Staff”) in a letter dated March 23, 2016 (the “Comment Letter”) and in response to oral comments from the Staff received by telephone on April 1, 2016 (the “Oral Comments”).  This letter contains the Company’s responses to the Comment Letter and to the Oral Comments.  For your convenience, each comment is set forth below, followed by the Company’s response.

If you have any questions or comments relating to this submission, please call Connor Kuratek at (212) 450-4078 or the undersigned at (212) 450-4135.

A. Comment Letter

Summary Historical and Pro Forma Financial and Operating Date, page 13

1.                                  We note your response to our prior comment 1. Please revise your disclosure here and elsewhere in your filing, to give effect to the share reclassification and stock split in your pro forma EPS.

The Company has revised the disclosure under the heading “Summary Historical and Pro Forma Financial and Operating Date” and elsewhere to give effect to our reclassification and stock split in its pro forma EPS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 78

2.                                  We note your inclusion of the non-GAAP measure adjusted earnings. We further note that you have disclosed that certain adjustments are “one-time items”. Given that these charges have been incurred in the past two years, please explain to us how you determined it would be appropriate to classify them as “one-time”. Reference is made to Item 10(e)(1)(ii)(B) of Regulation S-K.

In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosures in the Registration Statement to remove the references to “one-time” items and to break out each such item separately. In addition, the Company respectfully submits to the Staff that is has carefully considered Item 10(e)(1)(ii)(B) of Regulation S-K in determining that it would be appropriate to adjust each of the costs that were previously classified as “one-time” items. Item 10(e)(1)(ii)(B) of Regulation S-K proscribes that a registrant must not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.  The Company submits that each of the other costs previously classified as “one-item” items are costs that are not reasonably likely to recur within two years, there was not a similar charge or gain within the prior two years and they are costs that vary significantly in amount and timing and therefore the Company believes they are not reflective of its core operating performance.

3.                                  Please enhance your disclosure related to adjusted earnings to provide a more detailed description of why management believes adjusted earnings to be an important supplemental measure of your performance. Reference is made to Item 10(e)(1)(i)(C) of Regulation S-K.

The Company has considered the guidance in Item 10(e)(1)(i)(C) of Regulation S-K and revised the disclosure in the Registration Statement under the headings “Summary Historical and Pro Forma Financial and Operating Data”, “Selected Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to say that management uses adjusted earnings to monitor its core operating financial performance as compared to other operators of electronic exchanges in its industry.  The Company believes this will provide a more detailed description of the specific reason why management believes adjusted earnings to be an important supplemental measure of its performance.

B. Oral Comments

1.                                  We note your disclosure about the acquisition of ETF.com. Please tell us what consideration has been given to providing the financial statements of ETF.com pursuant to Rule 3-05 of Regulation S-X.

In response to the Staff’s comment, the Company advises the Staff that the Company undertook an analysis to determine whether the acquisition of ETF.com would be considered an acquisition of a significant business and require financial statements pursuant to Rule 3-05 of Regulation S-X. Based on the analysis, the Company has determined that no financial statements were required to be provided by the Company with respect to ETF.com.

2.                                  Please revise your disclosure of earnings per share and pro forma earnings per share under the heading “Summary Historical and Pro Forma Financial and Operating Data” to clarify which figures give effect to the stock split.

In response to the Staff’s comment, the Company has revised disclosure under the heading “Summary Historical and Pro Forma Financial and Operating Data” to clarify which earnings per share figures give effect to the stock split.

3.                                  Please revise your disclosure to provide additional information regarding the breakdown of the Company’s historical and expected annualized synergies from the Company’s recent acquisitions.

In response to the Staff’s comment, the Company has added disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to provide more detail regarding the breakdown of historical and expected annualized synergies from the Company’s recent acquisitions.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience.  I can be reached at 212-450-4135.

Very truly yours,

/s/ Deanna L. Kirkpatrick
Deanna L. Kirkpatrick

Attachment

cc w/ att:	Mr. Eric Swanson, Esq. Mr. Connor Kuratek, Esq.